TRANSWITCH CORPORATION

Three Enterprise Drive

Shelton, Connecticut 06484

                    September 23, 2008

VIA FACSIMILE AND EDGAR

Ms. Peggy A. Fisher

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TranSwitch Corporation Registration Statement on Form S-4
(Registration No. 333-153148)

Dear Ms. Fisher:

TranSwitch Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above captioned Registration Statement on Form S-4 effective as of 4:00 p.m. Eastern Standard Time on Thursday, September 25, 2008, or as soon thereafter as practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

By requesting acceleration hereunder, the Company acknowledges that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of Securities specified in the above-captioned Registration Statement.

Very truly yours, TRANSWITCH CORPORATION

By:	/s/ Robert A. Bosi
Robert A. Bosi Vice President and Chief Financial Officer